90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3995

www.alston.com

Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

January 20, 2015

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advaxis, Inc. Post-Effective Amendment No. 1 to Form S-1 on Form S-3 Filed January 6, 2015 File No. 333-188637

Dear Mr. Riedler:

On behalf of Advaxis, Inc., a Delaware corporation (the “Company”), we hereby respond to the Securities and Exchange Commission’s (the “Commission”) comment letter dated January 16, 2015, relating to the Company’s post-effective amendment to the registration statement described above (the “Registration Statement”).

Comment:

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended October 31, 2014, which incorporates by reference part III information from a proxy statement that has not yet been filed. In order to have a complete Section 10(a) prospectus, the registrant must either file the definitive proxy statement before the Form S-3 is declared effective or include the officer and director information in the Form 10-K. As such, please amend your Form 10-K or file your proxy statement to include executive compensation for the fiscal year ended October 31, 2014.

Response:

The Company has determined to amend its Form 10-K for the fiscal year ended October 31, 2014, and has filed such amendment on Form 10-K/A on January 20, 2015 (the “Amendment”).

Atlanta ● Brussels ● Charlotte ● Dallas ● Los Angeles ● New York ● Research Triangle ● Silicon Valley ● Ventura County ● Washington, D.C.

January 20, 2015

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Amendment and the Registration Statement, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Amendment and the Registration Statement and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Matthew W. Mamak
Matthew W. Mamak